EXHIBIT 3.2

Amendment to Bylaws

Amendment to Bylaws

Article V of the Bylaws of People’s United Financial, Inc. has been amended, effective April 19, 2012, by revising Section 1 thereof to read as follows:

SECTION 1. EXECUTIVE COMMITTEE. An Executive Committee of the Board may be appointed by Board resolution. If appointed, the Executive Committee shall, to the extent not inconsistent with law, these Bylaws, the Certificate of Incorporation or resolutions adopted by the Board, exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation in the intervals between the meetings of the Board. The Executive Committee shall operate pursuant to a Charter approved by the Committee and the entire Board of Directors.

A complete copy of the Bylaws, reflecting the foregoing amendment, will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2012.